NO ACT

PE
1-13-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

09038737

DIVISION OF
CORPORATION FINANCE

Received SEC
MAR 13 2009
Washington, DC 20549

March 13, 2009

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-13-09

Re: Intel Corporation
Incoming letter dated January 13, 2009

Dear Mr. Mueller:

This is in response to your letters dated January 13, 2009 and March 11, 2009 concerning the shareholder proposals submitted to Intel by Northstar Asset Management, Inc. and the Unitarian Universalist Service Committee. We also have received letters on behalf of Northstar Asset Management, Inc. dated February 3, 2009 and March 13, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Sanford J. Lewis
P.O. Box 231
Amherst, MA 01004-0231

Charlie Clements
President and CEO
Unitarian Universalist Service Committee
689 Massachusetts Avenue
Cambridge, MA 02139-3302

March 13, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Intel Corporation
Incoming letter dated January 13, 2009

The Northstar Asset Management, Inc. proposal requests that the board create a comprehensive policy articulating the company's respect for and commitment to the Human Right to Water. The Unitarian Universalist Service Committee proposal is identical.

We are unable to concur in your view that Intel may exclude the Northstar Asset Management, Inc. proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Intel may omit the Northstar Asset Management, Inc. proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Intel may exclude the Northstar Asset Management, Inc. proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Intel may omit the Northstar Asset Management, Inc. proposal from its proxy materials in reliance on rule 14a-8(i)(7).

There appears to be some basis for your view that Intel may exclude the Unitarian Universalist Service Committee proposal under rule 14a-8(e)(2) because Intel received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Intel omits the Unitarian Universalist Service Committee proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission of the Unitarian Universalist Service Committee proposal upon which Intel relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

March 13, 2009

Via Email
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Intel Corporation Seeking Policy regarding Human Right to Water, submitted by NorthStar Asset Management and Unitarian Universalist Service Committee

Dear Sir/Madam:

NorthStar Asset Management (the "Proponent") is the beneficial owner of common stock of Intel Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the second letter from Intel's attorney, dated March 11, 2009, sent to the Securities and Exchange Commission Staff (the "Staff") by Ronald Mueller of Gibson, Dunn & Crutcher, LLP. In that letter, the Company reiterates its contentions that the Proposal may be excluded from the Company's 2009 proxy statement by virtue of Rule 14a-8(i)(3), Rule 14a-8(i)(7), and Rule 14a-9.

Pursuant to Staff Legal Bulletin 14D (CF), a copy of this letter is being e-mailed concurrently to Ronald Mueller, Gibson, Dunn & Crutcher, LLP.

Summary

The Company's supplemental letter rehashes its claims that the Proposal is excludable under the vague and indefinite, ordinary business, and false and misleading standards. The Proponent stands by its arguments that the Proposal is clear in its intent, deals with a significant social policy issue affecting the Company, does not relate impermissibly to lobbying matters, and therefore is not excludable from the Company's 2009 proxy statement. In addition, the Proponent believes the proposal is not misleading as written, but is willing to delete the clause relating to the report of the UN High Commissioner if the staff finds that clause to be misleading.

The Proposal is not vague, false or misleading.
The Company's "vague and indefinite" claim focuses on the meaning of "the Human Right to Water". As stated in the Proponent's prior letter, the Staff has found to be non-excludable much more general requests such as a "[c]ompany Human Rights policy" *Cisco Systems Inc.,* (August 31, 2005).

Furthermore, **the Proposal describes in the supporting statement the suggested elements of such a policy.** Similarly, in *Yahoo! Inc.* (April 16, 2007) the Proposal sought to amend company

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

bylaws to create a board level committee on human rights. The company tried to bring the term "human rights" into the scope of 14a-8(i)(3) by questioning its meaning. The Staff rejected that contention and failed to concur with the company, even though the vaguer term "human rights" was used and was not further defined except to suggest, much like the present resolution, that the committee could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmark or reference documents.

The Company argues in its second letter that *Cisco* and *Yahoo!* are distinguishable because they "gave the companies discretion in defining 'human rights' and the positions the companies would take with respect to those rights." Yet that is exactly what the current Proposal does. It gives the Company discretion in choosing how to define the Human Right to Water (the supporting statement offers a non-binding suggestion of a reference document, analogous to *Yahoo!*) and only asks that the Company create a policy regarding the Company's respect for and commitment to the human right to water.

The fact that there is some debate in political circles about whether the human right to water also includes the right to sanitation is irrelevant to the present resolution and its clarity. The Company makes much of its claim that that the UN is still debating whether sanitation is part of the human right to water. This is a specious objection. The questions of sanitation ***services***, separate from the water supplies needed for those services, is what is being debated within UN circles. Clearly there is no impression created in this shareholder resolution that Intel should in some way address the provision of sanitation other than with regard to the volume of water needed by local communities. The list of concerns that are to be addressed through the policy is simply the "potability, volume, physical accessibility and affordability of water." The United Nations issue regarding "the right to sanitation" that the company has dwelled upon in its no action request has to do with issues of the availability of toilets, sewer systems etc. – but there would be no reasonable expectation of shareholders that this would be an issue that an Intel policy should address. Instead, because the company is a major water consumer, the issues highlighted in the resolution and the supporting statement are the ones that matter: potability, volume, physical accessibility and affordability – issues that may reasonably be affected by Intel's own consumption of water in the communities in which it operates.

The company's latest letter also fabricates a new question as to whether the human right to water **only relates to drinking water**. There is truly no issue about this; in every interpretation of the human right to water, the right is not limited to drinking water but includes volume for example for irrigation, sanitation and other needs.

In short, the proponents have provided a clear resolution that is not misleading or vague to the investor reading it. Shareholders would have a clear idea of what is being requested and how it would be implemented.

Although the company asserts accurately that there is precedent that general guidance in the supporting statement may not be adequate to clarify for shareholders the scope of a proposal, that is not true as applied to the present case, where the guidance in the supporting statement read in conjunction with the resolved and whereas clauses give the reader a very clear sense of what is being requested. The precedents cited by the company are inapposite, because they are examples of where the supporting statement did not add the needed clarity.

The Company further argues (as it did identically in its first No-Action Request) that the Proposal is not specific enough, and therefore distinguishable from *PepsiCo, Inc. (Free Enterprise Action Fund)* (February 28, 2008) because that resolution referenced the human right to water as described by the UN committee as including "people's right to safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use. The fact that the resolution capitalizes "The" Human Right to Water does not render the resolution impermissibly vague, as the resolution, supporting statement and whereas clauses still provide ample guidance as to the elements a Company policy should embrace.

The whereas clauses in particular leave no doubt about the core concerns regarding this company's activities -- the high levels of consumption of water engaged in by the company in water-scarce areas of the world.

The Proposal does not relate to ordinary business operations, or attempt to involve the company in specific legislative or regulatory matters.

The Company's second letter reiterates its claim that the Proposal relates to ordinary business because it would force the Company to weigh in on "the political debate on the existence and scope of 'the Human Right to Water.'" The company asserts that by merely asking the company to articulate its respect for and commitment to the human right to water, the Proposal effectively asks the company to publicly endorse a specific position on a political issue. In contrast to the Company's assertion, the resolution is clearly addressed toward whether and how this company will respect and implement the right of humans to a sufficient volume of affordable, accessible and drinkable water.

As a new report issued by the Pacific Institute and CERES on February 26, 2009 demonstrates that the issue of water scarcity as a public policy issue is of heightened concern to the public and investors as a result of the impacts of climate change.[1] The new report noted that eleven of the world's 14 largest semiconductor factories are in the Asia-Pacific region, where water scarcity risks are especially severe. IT firms require vast amounts of ultra clean water – Intel and Texas Instruments alone used 11 billion gallons to make silicon chips in 2007. This is an enormous social policy issue facing the company reflected in the shareholder resolution.

The new report also notes that this is not just a social policy issue but also a legitimate financial concern for shareholders. The report notes that a water-related shutdown at a fabrication facility operated by the semiconductor firms could result in $100-$200 million in missed revenue during a quarter, or $0.02 or $0.04 per share.

The company continues to selectively cite precedents to try to make the argument that the social policy issue in this case amounts to a request for the company to engage in lobbying. In contrast

[1] http://www.ceres.org/Page.aspx?pid=1041

to the present matter, the case cited by the company on EDS *(Amalgamated Bank of New York)* (March 24, 2000) asked for an assessment of the impact of legislative proposals on the company. As such, the resolution was according to the staff, directed at involving the company in the political or legislative process.

The "policy position" which the company would address under the current resolution is not a request to endorse a policy position on a political matter. Rather, it is clearly directed to how the company's own policies affect the human right to water. As such, **it is neither an implicit or explicit request for the company to engage in lobbying, nor to take a policy position as to what any political jurisdiction should do about adoption or nonadoption of the human right to water or of its scope.** By contrast, the resolution is a request for the company to exercise leadership on a social policy issue, even if the issue is part of the public policy debate, end this does not make a resolution excludable.

The company noticeably fails to distinguish *Exxon Mobil Corp.* (March 18, 2008), where the resolution requested that ExxonMobil's Board of Directors establish a Committee to report on how ExxonMobil can become the industry leader in developing and making available the technology needed to enable the U.S.A. to become energy independent in an environmentally sustainable way. The company asserted that this would involve the company in the legislative or political process – that to enable "U.S. energy independence" meant a specific national energy policy. Apparently the Staff agreed that a resolution directed to company leadership on a social policy issue did not constitute involvement in lobbying. The same rationale is applicable to the present resolution.

The Company also noticeably fails in its latest letter to distinguish the nonexclusion decisions in *The Boeing Company* (December 21, 2007) and *Exxon Mobil Corporation* (February 25, 2008), in which the proposals urged the board of directors to adopt principles for health care reform based upon principles reported by the Institute of Medicine, which clearly related to issues <u>currently under debate in the public policy arena</u>. The company argued that therefore they were being asked to weigh in on the broader public policy debate regarding health care reform. Yet the Staff declined to agree with the company. The present resolution is even less directed towards asking the company to take a position on public policy issues under debate than those health-care resolutions.

In summary, because the resolution is directed solely to asking the company to establish *its* policy position on the human right to water and not directed toward requiring the company to weigh in specifically or implicitly in political debates about what any government body should do about the human rights water, the resolution is not excludable as relating to ordinary business.

<u>The resolution is not false or misleading within the meaning of rule 14a-9.</u>
Finally, the company restates the argument from its first No-Action Request that one of the whereas clauses is false and misleading. (The company refers erroneously to the clause regarding the report as being in the supporting statement.)

For the reasons we stated in our original letter, we believe the relevant clause is not misleading. However, in the event that the Staff disagrees, the proponent is willing to modify or remove the relevant clause.

***

The Company has not met its burden of proving that the resolution is excludable on grounds of vagueness, ordinary business, or as misleading. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Julie N. W. Goodridge, NorthStar Asset Management
Ronald Mueller, Gibson, Dunn & Crutcher LLP, rmueller@gibsondunn.com

GIBSON, DUNN & CRUTCHER LLP

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March 11, 2009

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VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
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Washington, DC 20549

Re: *Supplemental Letter Regarding Stockholder Proposal of Northstar Asset Management and Unitarian Universalist Service Committee Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

On January 13, 2009, we submitted a letter (the "No-Action Request") on behalf of our client, Intel Corporation (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2009 Annual Stockholders' Meeting (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by Northstar Asset Management (the "Proponent"). The Proposal requests that the Company "create a comprehensive policy articulating our Company's respect for and commitment to the Human Right to Water."[1]

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[1] As noted in the No-Action Request, the Company received a proposal that is identical to the Proposal (the "Identical Proposal") from Unitarian Universalist Service Committee, although the proponent of the Identical Proposal did not indicate that it is co-sponsoring the Proposal with the Proponent. As discussed in the No-Action request, we believe that the Identical Proposal may properly be excluded from the 2009 Proxy Materials on the same bases as the

[Footnote continued on next page]

The No-Action Request indicated our belief that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal's reference to "the Human Right to Water" is impermissibly vague and indefinite so as to be inherently misleading. The No-Action Request also indicated our belief that the Proposal may be excluded under Rule 14a-8(i)(7) because, by asking that the Company announce its "respect for and commitment to the Human Right to Water," the Proposal seeks to have the Company enter into the political debate on a sensitive matter of national and international policy – the existence and scope of "the Human Right to Water" – that implicates the Company's ordinary business operations. Finally, the No-Action Request identifies a specific statement in the Proposal's supporting statement that is false and misleading. We write supplementally to respond to correspondence dated February 3, 2009 from the Proponent regarding the No-Action Request (the "Proponent's Response").

I. The Proposal Is Impermissibly Vague and Indefinite.

The Rule 14a-8(i)(3) basis for exclusion addressed in the No-Action Request is that the Proposal's reference to "the Human Right to Water" is vague and misleading by suggesting that there is a clearly defined and understood meaning to that term, when neither the Proposal nor its supporting statement defines the term. The Proponent's Response appears to concede that there is no clear definition of "the Human Right to Water." For example, page 4 of the Proponent's Response acknowledges, "There has been some debate within United Nations circles as to whether sanitation is a separate right or part of the human right to water." In addition, the Proponent's Response attaches as Exhibit A a resolution passed by the U.N. Human Rights Council that among other things appoints an independent expert whose tasks include "undertaking a study . . . on the further clarification of the content of human rights obligations, including non-discrimination obligations, in relation to access to safe drinking water and sanitation."

Moreover, even though the Proposal uses the specific term "the Human Right to Water," using a capitalized phrase and a definite article in a manner that indicates a defined term, it fails to provide a definition of that critical term. The Proponent's Response appears to take the position that this vagueness is cured by the statement in the Proposal that "the policy should address potability, volume, physical accessibility and affordability of water." However, this language only vaguely suggests some of the issues that might be implicated by "a comprehensive policy articulating . . . respect for and commitment to the Human Right to Water;" it does not provide any greater understanding or guidance to either the Company or stockholders as to the scope of the term "the Human Right to Water." For example, as noted in the No-Action Request

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[Footnote continued from previous page]
Proposal and in addition may be excluded pursuant to Rule 14a-8(e)(2) because it was not timely received by the Company.

and conceded in the Proponent's Response, it is unclear whether "the Human Right to Water" relates only to drinking water or also encompasses water used for sanitation and other needs. Only one of the four elements referenced in the supporting statement – potability – clearly relates to drinking water. The remaining three elements (volume, physical accessibility and affordability), and how the Company would address them in a policy on "the Human Right to Water," necessarily would depend on whether the scope of this right is limited to drinking water or extends more broadly to water used for other purposes.[2]

The Proponent's Response states, "There is no real basis or precedent for suggesting that the guidance in the supporting statement is inadequate in clarifying for shareholders what should be included in this company's policy." As noted above, the vagueness arises over the term "the Human Right to Water," and the enumerated elements of the proposed policy do not provide any greater meaning to that term. Moreover, contrary to the statement in the Proponent's Response, there is in fact clear precedent that general guidance in the supporting statement (or in the proposal itself) may not be adequate to clarify for shareholders the scope of a proposal when the references a specific standard, resulting in the proposal being excluded under Rule 14a-8(i)(3). For example, in *Bank of America* (avail. Feb. 2, 2009), the proposal requested the company to adopt a bylaw calling for an independent lead director, and specified that the "standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation." The Staff concurred that the proposal could be excluded because the language that was intended to clarify the specific independence standard called for in the proposal did not eliminate the ambiguity or sufficiently define the referenced standard. *See also The Allstate Corporation (Rossi)* (avail. Feb. 16, 2009); *Citigroup Inc.* (avail. Feb. 5, 2009); *Honeywell* (avail. Feb. 3, 2009); *AT&T* (avail. Feb. 2, 2009); *Schering-Plough Corp.* (avail. Mar. 7, 2008); *JPMorgan Chase & Co.* (avail. Mar. 5, 2008) (all substantially similar to *Bank of America*).[3]

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[2] As an illustration, the Proponent's Response refers to a news article, "Drying Up: The Global Water Privatization Pandemic," Karl Lyderson, LiP Magazine (2002), *available at* http://www.lipmagazine.org/articles/featlydersen_water.shtml, which purports to describe a "clash" between the Company and farmers over water rights, suggesting that the Proponent may also expect the scope of a policy to encompass water use for commercial agricultural purposes.

[3] In this regard, the Proposal could be compared to a proposal requesting that a company adopt a policy embracing the Council of Institutional Investors' standard for determining the independence of directors, and indicating that the policy should address relationships with family members of the director and companies where the director is employed. Notwithstanding the guidance as to what such a policy might address, if such a proposal does

[Footnote continued on next page]

Other precedent cited in the No-Action Request likewise refutes the statement in the Proponent's Response that there is no basis or precedent for determining that the Proposal is vague. In the *Johnson & Johnson* (avail. Feb. 7, 2003) letter cited in the No-Action Request, the proposal asked for a report on the company's "progress concerning the Glass Ceiling Commission's business recommendations including a review of . . . Company-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs." Even though the language in the *Johnson & Johnson* proposal provided some guidance as to the elements to be addressed in the requested report (similar to the "guidance" in the Proposal), this language was not sufficient to provide meaning to the term "the Glass Ceiling Commission's business recommendations," and thus the Staff concurred that the proposal was excludable under Rule 14a-8(i)(3) as vague and indefinite. Likewise, in *Ann Taylor Stores Corp.* (avail. Mar. 13, 2001), a proposal requesting "full implementation" of human rights standards incorporating the conventions of the International Labor Organization was excludable under Rule 14a-8(i)(3) even though it offered guidance as to the scope of the proposed standards by referencing the conventions of the International Labor Organization on human rights and summarizing five of the conventions.

The Proposal suffers from the same type of defect as the proposals in the foregoing precedent. Just as with these precedents, the Proposal requests a comprehensive policy addressing a specific standard. Even if the supporting statement is seen to provide some guidance as to a few topics that would be addressed under the requested policy, it does not serve to cure the Proposal's vague and indefinite reference to "the Human Right to Water," and thus the Proposal is excludable under Rule 14a-8(i)(3). Likewise, although the Proposal makes reference to external documents defining "human rights," these documents do not define "the Human Right to Water." Even if they did, based on the precedent cited above, the failure to include a definition of the term "the Human Right to Water" in the Proposal means that stockholders and the Company will be unable to determine what the Proposal requires.

The Proponent's Response argues that the Proposal is more specific than the proposal in *PepsiCo, Inc. (Free Enterprise Action Fund)* (avail. Feb. 28, 2008) because the Proposal's supporting statement identifies those items (potability, volume, physical accessibility and affordability) that the Company's policy on "the Human Right to Water" should address. However, as discussed in the No-Action Request, the supporting statement in the *PepsiCo* proposal included a definition of "the Human Right to Water," whereas the Proposal uses the capitalized phrase "the Human Right to Water," with a definite article, but does not define that term. Given that the term "the Human Right to Water" is not defined in the Proposal, and that

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[Footnote continued from previous page]
not define the independence standard that it specifically calls for, stockholders would have no basis for understanding the policy they are being asked to support.

the term does not have a widely accepted, generally understood meaning, the absence of a definition renders the Proposal impermissibly vague and indefinite.

The Proponent's Response also argues that the Proposal is more specific than the proposals in *Cisco Systems Inc.* (avail. Aug. 31, 2005) and *Yahoo! Inc.* (avail. Apr. 16, 2007), both of which the Staff declined to concur were excludable under Rule 14a-8(i)(3). The proposal in *Cisco* asked the company's board of directors to prepare a report describing the company's progress toward "development and implementation of a [c]ompany Human Rights policy." The proposal in *Yahoo!* sought the establishment of a board committee "to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide." Both the *Cisco* and *Yahoo!* proposals are distinguishable, however, because the proposals, on their face, gave the companies discretion in defining "human rights" and the positions the companies would take with respect to those rights. Thus, in contrast to the situation in the Proposal, it was abundantly clear that the proposals in *Cisco* and *Yahoo!* contemplated that the companies would formulate the human rights standards that would be incorporated into the policies addressed in the proposals. Accordingly, there was no possibility that the proposals could be considered vague.

II. The Proposal Involves the Company's Ordinary Business Operations.

The Proponent's Response argues that access to water in the communities around Company facilities represents a significant social policy issue. Yet that is not what is at issue in the Proposal. The Company recognizes the importance of water to its business, the communities in which it operates and generally to the citizens of the world. Accordingly, the Company has a long history of strong water conservation programs for its business operations. In the area of water use, conservation and sustainability, the Company details its actions and initiatives in its annual Corporate Responsibility Report. Likewise, the Company has affirmed its commitment to recognizing human rights, having adopted a statement of Company Human Rights Principles.[4]

Not every stockholder proposal that touches on a significant social policy issue thereby avoids implicating a company's ordinary business affairs.[5] Rather, the relevant question is what

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4 *See* http://www.intel.com/intel/corpresponsibility/Intel_Human_Rights_Principles.pdf.

5 According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word"; instead, the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998).

the proposal asks the company to do with respect to the social or environmental matter. For example, the Staff has concurred in the exclusion under Rule 14a-8(i)(7) of proposals that raised social or environmental policy issues where the proposals sought to affect how a corporation does business and makes decisions with respect to core matters involving its operations. *See, e.g., Standard Pacific* (avail. Jan. 29, 2007) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency).

The Proponent's Response states that Staff decisions evidence "a reasonably bright line rule, which is that when resolutions specifically ask for a company to weigh in on a public policy dispute, to take a side in a legislative battle, then the resolution goes too far and becomes excludable," but that a resolution merely asking for adoption of "a policy that affects how the corporation does business and makes decisions, even if government may make similar decisions" is not excludable. However, by citing proposals that explicitly asked companies to engage in lobbying activities with respect to particular political issues,[6] the Proponent draws an overly narrow reading of this precedent and ignores other precedent. For example, in *EDS (Amalgamated Bank of New York)* (avail. Mar. 24, 2000), the proposal requested that the board establish a committee of outside directors to prepare a report on the potential impact on EDS of pension-related proposals being considered by national policy makers, including legislative proposals affecting cash balance pension plan conversions and related issues. The proposal did not involve actual lobbying by the company and did not explicitly ask the company to take a position on the pension-related proposals, but the Staff nonetheless concluded that the proposal could be excluded under Rule 14a-8(i)(7), noting that "the proposal appears directed at involving EDS in the political or legislative process relating to an aspect of EDS' operations."

Viewed under the precedent, the Proposal implicates the Company's ordinary business. By asking that the Company announce its "respect for and commitment to the Human Right to Water," the Proposal specifically asks the Company to weigh in on a public policy dispute; that is, to take a side in a political debate on the existence and scope of "the Human Right to Water." In this respect, the Proposal differs significantly from the proposal addressed in the *Abbott Laboratories* (avail. Feb. 28, 2008) precedent cited in the Proponent's Response, where the Staff rejected the argument that the proposal could compel that company to participate in public policy debates and lobbying efforts on matters related to its business operations. The *Abbott* proposal requested that Abbott amend its human rights policy to address the right to access to medicine and issue a report on how it would implement this policy. The proposal referenced U.N. human rights guidelines for pharmaceutical companies in relation to access to medicines. However,

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[6] *See General Motors* (avail. Apr. 7, 2006); *International Business Machines (Tsou)* (avail Mar. 2, 2000); and *Chrysler Corporation* (avail. Feb. 10, 1992).

similar to the proposals in *Cisco* and *Yahoo!* (discussed above), the *Abbott* proposal gave the company discretion in defining the right to access to medicine. As explained by the proponent's counsel:

> The [p]roponents' shareholder proposal does not request that Abbott adopt the proposed Guidelines as part of its human rights policy. Rather, it calls on Abbott to adopt a human rights policy that specifically addresses human rights as they relate to pharmaceutical companies. . . .Thus, the existence of the Guidelines is noted in the Whereas Clause of the [p]roponents' proposal, but there is no suggestion that they should be utilized in formulating Abbott's own human rights policy in this area.

In contrast, the Proposal requests that the Company adopt a policy "articulating [its] *respect for* and *commitment to* the Human Right to Water" (emphasis added). Far from merely addressing the Company's water use, the Proposal seeks to have the Company endorse a specific policy position on a political matter that bears on its water use – the existence and scope of "the Human Right to Water." Accordingly, under even the "bright line" standard addressed in the Proponent's Response, the Proposal attempts to involve the Company in the political or legislative process in an area that implicates its ordinary business operations.

III. The Supporting Statement's False and Misleading Statement Violates Rule 14a-9.

The supporting statement in the Proposal references a report from the U.N. High Commissioner for Human Rights and then characterizes that report in a manner that we believe is excludable as false and misleading, as discussed in the No-Action Request. The Proponent's Response does not demonstrate where, in the report that is referenced in the supporting statement, the U.N. High Commissioner for Human Rights has placed responsibility on corporations for ensuring access to safe drinking water and sanitation. Instead, the Proponent's Response cites another statement in a document that is different from the one referred to in the Proposal's supporting statement and that specifically references only drinking water. We do not believe that this different statement demonstrates the truth of the assertion in the Proposal's supporting statement, and therefore continue to believe that the statement in the Proposal is false and misleading.

Based upon the foregoing analysis, and our arguments set forth above and in the No-Action Request, we reiterate our request that the Staff concur that the Company may exclude the Proposal and the Identical Proposal under Rule 14a-8(i)(3) because they are impermissibly vague and indefinite so as to be inherently misleading, and Rule 14a-8(i)(7) because the Proposal and the Identical Proposal relate to the Company's ordinary business operations (*i.e.*, involving the Company in the political or legislative process relating to specific legislative initiatives). Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the

Proponent and to Unitarian Universalist Service Committee, the proponent of the Identical Proposal. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Irving S. Gomez, Senior Attorney – Legal and Corporate Affairs Group at Intel, at (408) 653-7868.

Sincerely,

Ronald O. Mueller

ROM/mlb
Enclosures

cc: Irving S. Gomez, Intel Corporation
Julie N. W. Goodridge, Northstar Asset Management
Sanford J. Lewis, Esq.
Charlie Clements, Unitarian Universalist Service Committee

100601608_7.DOC

SANFORD J. LEWIS, ATTORNEY

February 3, 2009

Via Email
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Intel Corporation Seeking Policy regarding Human Right to Water, submitted by NorthStar Asset Management and Unitarian Universalist Service Committee

Dear Sir/Madam:

NorthStar Asset Management (the "Proponent") is the beneficial owner of common stock of Intel Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated January 13, 2009, sent to the Securities and Exchange Commission Staff (the "Staff") by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2009 proxy statement by virtue of Rule 14a-8(i)(3) and Rule 14a-8(i)(7).

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the aforementioned Rules, it is our opinion that the Proposal must be included in the Company's 2009 proxy materials and that it is not excludable by virtue of those Rules.

Pursuant to Staff Legal Bulletin 14D, a copy of this letter is being e-mailed concurrently to Ronald Mueller, Gibson, Dunn & Crutcher, LLP.

The Proposal

For convenience of the staff, the Proposal states as follows:

Policy on Human Right to Water

WHEREAS Intel uses vast quantities of water in its semiconductor manufacturing process and operates in water-scarce areas of the world like Israel and the American Southwest.

Water is used to clean silicon wafers during fabrication and packaging. One Intel manufacturing plant in Chandler, AZ uses over 600 million gallons of water per year, while worldwide; Intel reports it used 7.5 billion gallons of water in 2007;

Intel is recognized as a leader in water reclamation programs, has won water efficiency awards, and is known a thoughtful and engaged corporate citizen;

Even though Intel's worldwide water use has increased at a rate less than its production growth (according to the Global Environmental Management Initiative), Intel's water use is still a concern. Because it operates in countries that enforce the Human Right to Water through the assurance of a healthy environment and life as well as in countries that have constitutional provisions protecting this right, its water usage and respect for local communities will remain under scrutiny;

The UN High Commissioner for Human Rights has issued a report on the scope of the human rights obligations related to equitable access to safe drinking water and sanitation, and her comments place responsibility for ensuring this level of access not only on governments, but on corporations as well;

We believe that global corporations operating without strong human rights and environmental policies face serious risks to their reputation and share value if they are seen to be responsible for or complicit in human rights violations, specifically the violation or erosion of the Human Right to Water;

We believe that significant commercial advantages may accrue to our Company by adopting a comprehensive Human Right to Water policy, including enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations, and reduced risk of adverse publicity, consumer boycotts, divestment campaigns, and lawsuits;

BE IT RESOLVED that the shareholders request that the Board of Directors create a comprehensive policy articulating our Company's respect for and commitment to the Human Right to Water.

SUPPORTING STATEMENT
Proponents believe the policy should address potability, volume, physical accessibility and affordability of water. In defining "human rights," proponents suggest that the Board could use the Universal Declaration of Human Rights as a nonbinding benchmark or reference document.

ANALYSIS

The Proposal is not vague, false or misleading.

The Company argues the Proposal is excessively vague. Yet, the Proposal asks nothing more and nothing less than the plain meaning of its request that "the Board of Directors create a comprehensive policy articulating our Company's respect for and commitment to the Human Right to Water." Investors would not be misled by this Proposal or be confused about what they are voting in favor of.

Under Rules 14a-8(i)(3) and 14a-9, proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B") However, the SEC has also made it clear that it will apply a "case-by-case analytical approach" to each proposal. Exchange Act Release No. 34-40018 (May 21, 1998)

("1998 Interpretive Release"). Consequently, the vagueness determination becomes a very fact-intensive determination in which the Staff has expressed concern about becoming overly involved. SLB 14B. Finally, the Staff stated at the end of its SLB 14B vagueness discussion that "rule 14a-8(g) makes clear that *the company bears the burden of demonstrating that a proposal or statement may be excluded.*" *Id* (emphasis added).

One must also view the vagueness standard in the context of the micro-management exclusion. It would appear that the micro-management exclusion and the vagueness exclusion present two poles on the spectrum of permissible proposals. To pass muster, a proposal can be neither too detailed nor can it be too vague. All shareholders who submit proposals must place their proposals within that spectrum and we have been very cognizant of those requirements. In fact, if we had been more specific we do not doubt that the Company would have made a micro-management argument. We believe that the Proposal strikes the appropriate balance between these two poles.

Contrary to the Company's argument, the whereas paragraphs of the Proposal clearly set forth the Proponents' concerns about the high levels of consumption of water engaged in by the company in water-scarce areas of the world. The supporting statement clarifies that the policy should address specific issues: "the policy should address potability, volume, physical accessibility and affordability of water." There is nothing ambiguous about this list. In fact, the company attempts to distinguish last year's decision in *PepsiCo, Inc.* (February 28, 2008) because that resolution referenced the human right to water as described by the UN committee as including "people's right to safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use." A very similar list of issues is in fact described in the supporting statement of the current resolution, as providing a scope of the report. Thus the current resolution tracks rather closely the language that the company says was clarifying and informative for investors. In fact, the present resolution is clearer than the *PepsiCo* resolution, because it defines the touch points for the company's policy, rather than only describing or defining the human right to water.

A number of other resolutions that have passed Staff review on vagueness grounds are relevant to this discussion. In *Yahoo! Inc.* (April 16, 2007) the Proposal sought to amend company bylaws to create a board level committee on human rights. The company took the plain meaning of human rights and tried to bring the term into the scope of 14a-8(i)(3) by raising numerous questions about what the term really means. The Staff rejected that contention and failed to concur with the company, even though the vaguer term "human rights" was used and was not further defined except to suggest, much like the present resolution, that the committee could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmark or reference documents. The present resolution is analogous, and provides much more guidance than the *Yahoo* resolution did, because the first sentence of the supporting statement defines the parameters of the policy.

The company goes out of its way to try to distinguish the resolution in *Cisco Systems Inc.* (August 31, 2005). In *Cisco,* the proposal requested "the Board to prepare a report to shareholders, at reasonable expense and omitting proprietary information, describing the progress toward development and implementation of a Company Human Rights policy and the plan for implementation with partners and resellers by May 31, 2006." In that case, the company argued that the very concept of a human rights policy was too vague. Staff rejected the assertion. If anything the current Proposal is more specific than *Cisco* in that it focuses on a particular aspect of human rights – water. Where the *Cisco* proposal was deemed sufficiently specific in referencing human rights, the current Proposal is far more specific by focusing on human rights related to the issue of water, and by describing in the supporting statement the elements of such a policy.

The company in the present matter asserts that merely because the current resolution refers to "the" Human Right to Water that more definition would be required than in *Cisco*, presumably than even the guidance in the supporting statement as to what such a policy should include. There is no real basis or precedent for suggesting that the guidance in the supporting statement is inadequate in clarifying for shareholders what should be included in this company's policy. The resolution leaves flexibility to the Board of Directors to use the Universal Declaration of Human Rights as a nonbinding benchmark or reference document.

The company also asserts that the United States has not recognized the human right to water, and that this failure to recognize this right somehow affects the definition. The Company's portrait of this issue is inaccurate and misleading. The resolution passed by the U.N. Human Rights Council on March 20, 2008 does *not* suggest that the United Nations has in any way voted against a Human Right to Water. The resolution adopted March 20, 2008 (**Exhibit A**) emphasizes the recognition of rights to water in numerous international instruments:

> ...that international human rights law instruments, including the International Covenant on Economic, Social and Cultural Rights, the Convention on the Elimination of All Forms of Discrimination against Women and the Convention on the Rights of the Child entail obligations in relation to access to safe drinking water and sanitation... [page 2]

The March 2008 resolution goes on to appoint an investigator to help elaborate the details of the right to water -- an independent expert to continue the process of working with governments and nongovernmental organizations on implementation of the Human Right to Water. The Human Rights Council resolution expresses that the council is "*deeply concerned* that over one billion people lack access to safe drinking water and that 2.6 billion lack access to basic sanitation," and therefore it has appointed the independent expert to further investigate the "obligations related to equitable access to safe drinking water and sanitation under international human rights instruments." **Exhibit A.** The right to water exists, as the company notes, in some national laws, as well as in the international laws. Assessing how to harmonize these various frameworks and to apply best practices is part of the job of the expert.

The company also attempts to implant ambiguity as to whether the right to water relates only to the right to drinking water or also to water for sanitation and other needs. There has been some debate within United Nations circles as to whether sanitation is a separate right or part of the human right to water; however, any ambiguity in the present resolution is well addressed by the specific list in the supporting statement of elements that the Intel policy should address: portability, volume, physical accessibility and affordability of water. When people use water in local communities, they need the water both for drinking and for sanitation. The questions of sanitation *services*, separate from the water supplies needed for those services, is what is being debated within UN circles. Clearly there is no impression created in this shareholder resolution that Intel should in some way address the provision of sanitation other than with regard to the volume of water needed by local communities. The list of concerns that are to be addressed through the policy provides sufficient clarity that shareholders voting on the resolution would not have any confusion as to whether they are somehow voting on the provision of sanitation to local communities. The current resolution is clear in its whereas clauses that the core concerns regarding this company's activities have to do with the volume of water consumed by its operations.

In summary, the Proposal gives shareholders a sufficient background on the issue within the strict 500 word limitation, and even offers clear and succinct suggestions for how to structure such a policy. This is not an instance where shareholders would not know what they are voting on. Accordingly we request the Staff reject the Company's arguments.

The Proposal does not relate to ordinary business operations, or attempt to involve the company in specific legislative or regulatory matters.

Access to water in the communities around Intel facilities represents a substantial social policy issue facing this company. As such, the resolution is not excludable as a matter of ordinary business.

For instance, Intel's impact on the environment was reported in an article in 2004 noting:

> Another longstanding concern has been with the amount of water Intel uses. Some say the company's thirst for water -- Intel uses about 4 million gallons of water a day to rinse silicon wafers -- makes it an inappropriate business for the desert.
> "Intel's Impact," Albuquerque Journal, August 23, 2004.

This is a social policy issue which may have a serious effect on the business of Intel. A report, issued by J.P. Morgan in March 2008 and co-written by six analysts, highlighted the concerns regarding water supply. News coverage of the J.P. Morgan report quoted one of the analysts who wrote the report:

> "In many regions demand for water now outstrips renewable supplies. It is likely this gap will widen," analyst Marc Levinson said in a note to clients. The problem is especially potent in the gambling, semiconductor and beverage industries, which heavily rely on the liquid for their operations. Chip makers rely heavily on water to clean silicon wafers and cool tools. Intel Corp. alone uses as much water in a year as Rochester, N.Y., which had a 2006 population of 208,123.
> "JPMorgan: Water Supply a Key Issue," AP Business Wire, March 31, 2008.

Another article describes how Intel facilities in the Albuquerque, New Mexico area have been in a direct clash with neighboring farmers over who has the rights to use water within the area. The company diverts 2.5 billion gallons of water per year to its factories. It returns most of the water to the Rio Grande—laced with volatile organic compounds, acids and other toxic waste. But according to the article it also criticizes and struggles with local farmers over their competing uses of water. "Drying Up: The Global Water Privatization Pandemic," Karl Lyderson, LiP Magazine, 2002. http://www.lipmagazine.org/articles/featlydersen_water.shtml

The company attempts to assert that precisely because this is a public policy issue being grappled with by governments as well as by the company, the resolution should be excludable because it would involve the company "in the political or legislative process relating to an aspect of the company's operations." But contrary to the company's assertion, there is no contest under existing international deliberations as to whether there exists a human right to water. The company asserts that by merely asking the company to articulate its respect for and commitment to the human right to water, the Proposal effectively asks the company to publicly endorse a specific position on a political issue. This is an absurd twist on the request of the resolution, which is addressed towards the question of whether this company has policies in place to respect and implement the right of individuals and communities to a sufficient volume of affordable, accessible and drinkable water. This is made clear by the resolved clause itself which asks for the board to create a " comprehensive policy articulating our company's respect for and commitment to the Human Right to Water."

Just because a company is being asked to exercise leadership on a social policy issue, even if the issue is part of the public policy debate, does not make a resolution excludable. See *Exxon Mobil Corp.* (March 18, 2008), where the resolution requested that ExxonMobil's Board of Directors establish a Committee to study steps and report to shareholders, barring competitive information and disseminated at a reasonable expense, on how ExxonMobil can become the industry leader within a reasonable period in developing and making available the technology needed (such as sequestration and engineered geothermal) ***to enable the U.S.A. to become energy independent in an environmentally sustainable way*** (emphasis added). The company asserted that this attempted to involve the company in the legislative or political process because such a report (on the manner in which the Corporation may enable "U.S. energy independence,") meant a specific national energy policy. But the proponents argued that the purpose of the resolution was not to make ExxonMobil conduct lobbying but rather to become an industry leader. Apparently the Staff agreed that this did not constitute excludable involvement in lobbying.

Another similar precedent was *Abbott Laboratories* (February 28, 2008), in which the resolution requested that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such a policy by December 31, 2008. Again, the company argued that asking Abbott to address the right to access to medicines from a global policy perspective was an attempt to compel Abbott to actively endorse governmental programs granting a right of access to medicine. But the proponents asserted that the proposal was geared towards how the company operates its own business. The proposal and referenced guidelines showed a majority of types of actions that the pharmaceutical company itself could take to implement the fundamental human right to health. The Staff agreed that this did not constitute a directive for lobbying, and found the resolution to be nonexcludable.

The fact that one of the proponents also works to encourage governments to address and respect the human right to water does not make this an inappropriate attempt to affect the company's lobbying position or role in political issues.

Like other significant social policy proposals on human rights deemed to be non-excludable, the current resolution calls upon the Company to adopt principles on a significant social policy issue. *McDonald's Corporation*, (March 22, 2007); *Costco Wholesale Corporation*, (October 26, 2004).

The company asserts that because the requested policy relates to the company's own water use, it amounts to an intrusion on the company's ordinary business operations. But the fact that the company does use large amounts of water and has had to devote significant time and resources to addressing water conservation only demonstrates that it is an appropriate issue for the shareholders to be presenting to the company. This is very much analogous to the kinds of issues Staff indicated would not be treated as ordinary business in Staff Legal Bulletin 14C:

> To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

The resolution is entirely distinguishable from the resolutions the Company cites as being analogous. The Company's arguments attempt to blur the lines between resolutions that are excludable as requiring the company to take a position in lobbying and those which do not. An example of a distinguishable resolution that was excludable because it did require the company to take a position in lobbying was *Chrysler Corporation* (February 10, 1992), where the resolution would require one or more Chrysler officers and/or directors to actively support and lobby for universal health coverage for all US residents.

Another example of an excludable resolution was *General Motors* (April 7, 2006) where the proposal requested that General Motors petition the U.S. government for improved CAFE standards for light duty trucks and cars, lead an effort to develop non-oil based transportation system, and spread this technology to other nations.

Still another example of a resolution that was clearly asking the company to get involved in lobbying was International Business Machines (Tsou) (March 2, 2000), which asked the company among other things to "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system as an alternative for funding employee health benefits."

The company attempts to distinguish the nonexclusion decision in *The Boeing Company* (December 21, 2007) and *Exxon Mobil Corporation* (February 25, 2008), in which the proposals urged the board of directors to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.

> 3. Health care coverage should be affordable to individuals and families.
> 4. The health insurance strategy should be affordable and sustainable for society.
> 5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

These principles clearly related to issues currently under debate in the public policy arena. Unlike the present Proposal, adoption of these principles did not lead necessarily to clear actions that the company could take to implement its own policy. The company argued that therefore they were being asked to weigh in on the broader public policy debate regarding health care reform. Yet the Staff declined to agree with the company. The proponents argued that because the proposal did not ask the company to take a lobbying position or to join with any other company or organization to support any particular legislative position, it could not be characterized as excludable. Apparently the Staff agreed, and declined to find the resolution excludable as ordinary business.

The company places a lot of weight in its argument on the idea that asking the board of directors to adopt a policy on "the" human right to water requires the Company to take a position on whether there is a human right to water. However, the human right to water is and continues to be embodied in the UN Declaration of Human Rights. Whether a company chooses to recognize such a right is a freestanding question from whether a government would recognize such a right, and unless the present resolution specifically asked the company to lobby governments in the countries in which it is doing business to establish such a right, the resolution would not impermissibly cross the boundary to requiring participation in political or legislative decisions. Clearly the resolution does not ask for this. For instance, the supporting statement does not say that among the elements the policy should address are "potability, volume, physical accessibility and affordability of water and the responsibility of countries to adopt and enforce this human right."

The company also cites the decision in *New York City Employees Retirement System v. Brunswick Corp.* 789 F. Supp 144 (SDNY, 1992). The resolution in question in that case involved shareholders asking the company to prepare a report basically laying out a body of research which seemed explicitly geared towards informing government lobbying activities by the company. The resolution asked that shareholders request the Brunswick Corporation to establish a committee of the board to prepare a report to the shareholders which would 1) compare the health standards, methods of administration, costs and financing of health care plans in all countries (including the United States) where the company has subsidiaries or business offices; and 2) describe to the shareholders any aspects of governmental policy affecting those plans which should be included in the development of a national health insurance plan in the United States.

The SEC had allowed the resolution to be excluded because "the proposal is directed at involving the Company in the political or legislative process relating to an aspect of the Company's operations." The court agreed with the Staff decision, and did not overturn it, noting that shareholders have a right to be involved in corporate policy but that "the Proposal as adopted is not limited to corporate policy but seeks to cause the corporation to form national policy." The clear focus on "governmental policy" in the NYCERS case makes it distinguishable from the present matter.

If the exclusion approach that the Company advocated were to become the Staff position, then almost any time companies are being asked in a resolution to do anything proactive on the environment, human rights, the mortgage crisis, healthcare etc., the company receiving the resolution might argue that the action of the shareholders is intended to be a model, or uses language mirroring public policy debates. There would be no limit to the number of arguments that could be made. Instead, the pattern in Staff decisions shows a reasonably bright line rule, which is that when resolutions specifically ask for a company to weigh in on a public policy dispute, to take a side in a legislative battle, then the resolution goes too far and becomes excludable. When the resolution merely asks for the company to adopt a policy that affects how the corporation does business and makes decisions, even if government may make similar decisions, the resolution does not cross such a line.

Given the discussion in the whereas clauses is clear that the intention of the resolution is to contemplate the role of the company in impacting the human right to water, namely the degree to which the Company's own activities may impinge on the "portability, volume, physical accessibility and affordability of water."

<u>The resolution is not false or misleading within the meaning of rule 14a-9.</u>

The company asserts that the reference in the resolution to the corporate obligation to fulfill human rights to water is misleading.

The UN Commission on Human Rights August 2003 report on "Norms on the responsibilities of transnational corporations and other business enterprises with regard to human rights," clearly states that transnational corporations are expected to respect the standards set forth by the UN, especially with regards to the rights of individuals. This report states that "transnational corporations and other business enterprises, their officers and persons working for them are also obligated to respect generally recognized responsibilities and norms contained in United Nations treaties and other international instruments." This report clearly emphasizes that the burden lies not only on the shoulders of governments and their agents, but also on the transnational corporations that operate abroad or internally. To this end, it states that "transnational corporations and other business enterprises have the obligation to promote, secure the fulfillment of, respect, ensure respect of and protect human rights recognized in international as well as national law, including the rights and interests of indigenous peoples and other vulnerable groups.".[1]

The norms include the statement that:

---

[1] http://www.unhchr.ch/huridocda/huridoca.nsf/(Symbol)/E.CN.4.Sub.2.2003.12.Rev.2.En

> 12. Transnational corporations and other business enterprises shall respect economic, social and cultural rights as well as civil and political rights and contribute to their realization, in particular the rights to development, adequate food and drinking water, the highest attainable standard of physical and mental health, adequate housing, privacy, education, freedom of thought, conscience, and religion and freedom of opinion and expression, and shall refrain from actions which obstruct or impede the realization of those rights.

In the event that the Staff disagrees with our belief that this documentation demonstrates that the resolution clause cited by the company is not misleading, the proponent is willing to modify or remove the relevant clause.

Conclusion

As demonstrated above, the Proposal is not excludable under the asserted rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Julie N. W. Goodridge, NorthStar Asset Management

Ronald Mueller, Gibson, Dunn & Crutcher LLP, rmueller@gibsondunn.com

EXHIBIT A
Resolution 7/22.
Human rights and access to
safe drinking water and sanitation

Human Rights Council

Resolution 7/22. Human rights and access to safe drinking water and sanitation

The Human Rights Council,

Reaffirming the purposes and principles of the Charter of the United Nations,

Recalling its resolution 6/8 of 28 September 2007 and decision 2/104 of 27 November 2006 on human rights and equitable access to safe drinking water and sanitation,

Bearing in mind paragraph 6 of General Assembly resolution 60/251 of 15 March 2006,

Recalling its resolutions 5/1 on institution-building of the Council and 5/2 on the Code of Conduct for Special Procedures Mandate-holders of the Council, of 18 June 2007, and stressing that the mandate-holder shall discharge his/her duties in accordance with those resolutions and the annexes thereto,

Recalling also the Universal Declaration of Human Rights, the International Covenant on Economic, Social and Cultural Rights, the International Covenant on Civil and Political Rights, the International Convention on the Elimination of All Forms of Racial Discrimination, the Convention on the Elimination of All Forms of Discrimination against Women and the Convention on the Rights of the Child,

Recalling further relevant provisions of declarations and programmes with regard to access to safe drinking water and sanitation adopted at major United Nations conferences and summits and by the General Assembly at its special sessions and their follow-up meetings, inter alia the Mar del Plata Action Plan on Water Development and Administration, Agenda 21 adopted by the United Nations Conference on Environment and Development or the Habitat Agenda adopted by the Habitat II conference,

Noting general comment No. 15 (2002) of the Committee on Economic, Social and Cultural Rights on the right to water (articles 11 and 12 of the International Covenant on Economic, Social and Cultural Rights),

Recalling commitments made by the international community to fully implement the Millennium Development Goals and stressing, in that context, the resolve of the Heads of State and Government, as expressed in the United Nations Millennium Declaration, to halve by 2015 the proportion of people without sustainable access to safe drinking water and basic sanitation,

Recalling also General Assembly resolution 61/192 of 20 December 2006, in which the Assembly declared 2008 the International Year of Sanitation,

Deeply concerned that over one billion people lack access to safe drinking water and that 2.6 billion lack access to basic sanitation,

Emphasizing that international human rights law instruments, including the International Covenant on Economic, Social and Cultural Rights, the Convention on the Elimination of All Forms of Discrimination against Women and the Convention on the Rights of the Child entail obligations in relation to access to safe drinking water and sanitation,

Mindful that certain aspects of human rights obligations related to the access to safe drinking water and sanitation have yet to be further studied, as pointed out in the report of the United Nations High Commissioner for Human Rights on the scope and content of the relevant human rights obligations related to equitable access to safe drinking water and sanitation under international human rights instruments (A/HRC/6/3),

Affirming the need to focus on local and national perspectives in considering the issue, leaving aside questions of international watercourse law and all transboundary water issues,

1. *Recalls* the report of the United Nations High Commissioner for Human Rights on the scope and content of the relevant human rights obligations related to equitable access to safe drinking water and sanitation under international

human rights instruments, submitted pursuant to Council decision 2/104 of 27 November 2006;

2. *Decides* to appoint, for a period of three years, an independent expert on the issue of human rights obligations related to access to safe drinking water and sanitation, whose tasks will be:

(*a*) To develop a dialogue with Governments, the relevant United Nations bodies, the private sector, local authorities, national human rights institutions, civil society organizations and academic institutions, to identify, promote and exchange views on best practices related to access to safe drinking water and sanitation, and, in that regard, to prepare a compendium of best practices;

(*b*) To advance the work by undertaking a study, in cooperation with and reflecting the views of Governments and relevant United Nations bodies, and in further cooperation with the private sector, local authorities, national human rights institutions, civil society organizations and academic institutions, on the further clarification of the content of human rights obligations, including non-discrimination obligations, in relation to access to safe drinking water and sanitation;

(*c*) To make recommendations that could help the realization of the Millennium Development Goals, in particular of Goal 7;

(*d*) To apply a gender perspective, including through the identification of gender-specific vulnerabilities;

(*e*) To work in close coordination, while avoiding unnecessary duplication, with other special procedures and subsidiary organs of the Council, relevant United Nations bodies and the treaty bodies, and taking into account the views of other stakeholders, including relevant regional human rights mechanisms, national human rights institutions, civil society organizations and academic institutions;

(*f*) To submit a report, including conclusions and recommendations, to the Council at its tenth session;

3. *Requests* the United Nations High Commissioner for Human Rights to ensure that the independent expert receives the necessary resources to enable him/her to discharge the mandate fully;

4. *Calls upon* all Governments to cooperate with the independent expert and invites them to share best practices with the independent expert, and to provide him/her with all the necessary information related to the mandate to enable him/her to fulfil the mandate;

5. *Decides* to continue its consideration of this matter under the same agenda item at its tenth session.

41st meeting
28 March 2008
Adopted without a vote.

GIBSON, DUNN & CRUTCHER LLP

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January 13, 2009

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VIA E-MAIL
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Division of Corporation Finance
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Washington, DC 20549

Re: *Intel Corporation; Stockholder Proposal of Northstar Asset Management Inc. and Unitarian Universalist Service Committee Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Intel Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Stockholders' Meeting (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Northstar Asset Management Inc. (the "Proponent"). The Company received a proposal that is identical to the Proposal (the "Identical Proposal") from Unitarian Universalist Service Committee (the "Second Proponent"). The Second Proponent did not indicate that it is co-sponsoring the Proposal with the Proponent.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent and the Second Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent and the Second Proponent that if they elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal or the Second Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Board of Directors "create a comprehensive policy articulating our Company's respect for and commitment to the Human Right to Water." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A. A copy of the Second Proposal is attached to this letter as Exhibit B.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because Proposal and the Identical Proposal are impermissibly vague and indefinite so as to be inherently misleading; and
- Rule 14a-8(i)(7) because the Proposal and the Identical Proposal relate to the Company's ordinary business operations (*i.e.*, involving the company in the political or legislative process relating to specific legislative initiatives).

Alternatively, if the Staff does not concur that the Proposal may be excluded on either of these bases, we ask that the Staff concur that a portion of their supporting statements is excludable pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements in violation of Rule 14a-9.

We believe that the Identical Proposal may properly be excluded from the 2009 Proxy Materials on the same bases as the Proposal and in addition may be excluded pursuant to Rule 14a-8(e)(2) because it was not timely received by the Company.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal is Impermissibly Vague and Indefinite so as to be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because stockholders cannot make an informed decision on the merits of a proposal without at least knowing what they are voting on. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B") (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Philadelphia Electric Co.* (avail. July 30, 1992).

Moreover, the Staff has on numerous occasions concurred that a proposal was sufficiently misleading so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance"); *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Specifically, the Staff has permitted the exclusion of proposals requesting that a company take a particular action where the proposal references a defined term or set of guidelines but fails to define or meaningfully describe the substantive provisions of the defined terms or guidelines. In *The Boeing Co.* (avail. Feb. 10, 2004), the stockholder proposal requested a bylaw requiring the chairman of the board of directors to be an independent director, "according to the 2003 Council of Institutional Investors definition." The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite because it "fails to disclose to shareholders the definition of 'independent director' that it seeks to have included in the bylaws." *See also Smithfield Foods, Inc.* (avail. July 18, 2003) (proposal requesting a report based upon the Global Reporting Initiative); *Johnson & Johnson* (avail. Feb. 7, 2003) (proposal requesting adoption of the Glass Ceiling Commission's business recommendations); *H.J. Heinz Co.* (avail. May 25, 2001) (proposal requesting implementation of the SA8000 Social Accountability Standards, a set of human rights standards relating to child and forced labor, trade unions and collective bargaining and discrimination); *Ann Taylor Stores Corp.* (avail. Mar. 13, 2001) (proposal requesting "full implementation" of human rights standards incorporating the conventions of the International Labor Organization).

The Proposal is excludable for the same reason as the proposals in the foregoing precedent. The Proposal uses the capitalized term "the Human Right to Water" but fails to disclose to stockholders any definition of this term. Because it is not clear what is meant by "the Human Right to Water," the Proposal is vague and misleading so as to make it impossible for either the Board of Directors or the stockholders to comprehend precisely what the Proposal would entail. The Proposal is distinguishable from the proposals at issue in *Pepsico, Inc.* (avail. Feb. 28, 2008) and *American Insurance Group, Inc.* (avail. March 14, 2008). In *Pepsico*, the supporting statement said "the UN Committee on Economic, Social and Cultural Rights defined [the Human Right to Water] as all people's right to safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use," thus providing a definition of the term used in the proposal (and accordingly, the company in that case did not challenge the reference to "the Human Right to Water" as being vague and misleading). Likewise, in *AIG*, where the proposal referenced "the human right to water" (in lower case letters, not indicating that a specific definition was intended), a supporting statement nevertheless set forth a definition of "the human right to water." In contrast to *Pepsico* and *AIG*, the Proposal and its supporting statement do not define "the Human Right to Water," as a result of which the Proposal is subject to multiple and varying interpretations, and thus it will be impossible for stockholders to understand what they are being asked to vote on.

Moreover, during the time since the Staff considered the proposals in *Pepsico* and *AIG*, further questions have arisen as to what might be encompassed by "the Human Right to Water." For example, it has been reported that the United States has not recognized a human right to water. According to press reports, in March 2008, the UN Human Rights Council proposed a resolution to identify water as a global human right, but Canada and the United States refused to pass this resolution due to concern that the inclusion of water as a "human right" would interfere with the North American Free Trade Agreement, under which water is defined as a property right. *UN Human Rights Council Votes Against Water as a Human Right . . .*, Wordpress.com, May 11, 2008.[1]

Even those sources that recognize the existence of a human right to water conflict as to whether the right relates only to drinking water or also to water for sanitation and other needs. *See, e.g., UN General Comment No. 15, Substantive Issues Arising in the Implementation of the International Covenant on Economic, Social and Cultural Rights*, November 2002[2] ("General Comment No. 15") ("The human right to water entitles everyone to sufficient, safe, acceptable, physically accessible and affordable water for personal and domestic uses."); *The Right to Water*, World Health Organization, 2003[3] (The human right to water at a minimum requires "ensuring people's access to enough water to prevent dehydration and disease," but also recognizes the

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1 *Available at* http://waterfortheages.wordpress.com/2008/05/11/un-human-rights-council-votes-against-water-as-a-human-right/. *See* Exhibit C.

2 *Available at* http://www.unhchr.ch/tbs/doc.nsf/0/a5458d1d1bbd713fc1256cc400389e94/$FILE/G0340229.pdf.

3 *Available at* http://www.who.int/water_sanitation_health/rtwrev.pdf.

right as encompassing water for cooking, hygiene, food production, environmental hygiene, cultural practices, securing livelihoods and water for households.); *UN Human Rights Council Moves Forward on the Right to Water and Sanitation*, Euro-Mediterranean Information System on Know-How in the Water Sector[4] (referring to the right to water as separate from the right to sanitation in reporting that, "In informal sessions on this resolution attended by government and NGOs, Canada and the United States requested removal of explicit references to the right to water and sanitation. The United Kingdom expressed its support for the right to water, but stated that it did not recognize the right to sanitation. A number of other countries expressed concerns with the particular formulation used to describe the right, but did not request its removal."). Thus, the widespread debate as to the status of water as a human right and the scope of any such right makes the Proposal vague and misleading so as to make it impossible for either the Company's Board of Directors or its stockholders to comprehend precisely what the Proposal means by its reference to "a comprehensive policy articulating our Company's respect for and commitment to the Human Right to Water" and thus what implementation of the Proposal would entail.

The Proposal also is distinguishable from the type of proposal considered in *Cisco Systems, Inc.* (avail. Aug. 31, 2005), which addressed "development and implementation of a Company Human Rights policy." In *Cisco*, it was clear that the policy addressed in the proposal was to be developed by the company, whereas the reference in the Proposal to "respect for and commitment to *the* Human Right to Water" (*emphasis added*), by using a capitalized phrase and a definite article, indicates a defined term but fails to include a definition. The reference to "the Human Right to Water" is vague and misleading because it suggests to stockholders that this is a clearly articulated standard, but there is no definition in the Proposal as to what that standard encompasses, and there is in fact political debate as to the existence and scope of water rights as a human right. The *Cisco* proposal, by making clear that the proposed policy was to be "*a Company* Human Rights policy" (*emphasis added*), allowed the company to articulate the proposed policy at its sole discretion and without reference to any external standards.

Similar to the Staff's findings on numerous occasions, the Company's stockholders "cannot be expected to make an informed decision on the merits of the Proposal without at least knowing what they are voting on." *The Boeing Co.* (avail. Feb. 10, 2004). Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

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4 *Available at* http://www.emwis.net/topics/WaterRight/snews587370. *See* Exhibit D.

II. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Involves Ordinary Business Operations by Attempting to Involve the Company in Public Policy Discussions Regarding Specific Legislative and Regulatory Initiatives.

On numerous occasions, the Staff has concurred that a stockholder proposal is excludable where, as here, it seeks to involve a company in the political or legislative process by requiring the company to endorse a particular political position. For example, in *Chrysler Corp.* (avail. Feb. 10, 1992), the Staff concurred, in reliance on the predecessor to Rule 14a-8(i)(7), in the omission of a proposal requesting that the company support and lobby for universal health coverage because it was "directed at involving the [c]ompany in the political or legislative process relating to an aspect of the [c]ompany's operations." In *Brunswick Corp.* (avail. Feb. 10, 1992), the Staff concurred that a similar stockholder proposal calling for a report (i) comparing health care standards, methods of administration, costs and financing of health care plans in all countries where the company does business, and (ii) describing aspects of governmental policy affecting those plans that should be included in the United States' development of a national health insurance plan, could be excluded from the company's proxy materials in reliance on the predecessor to Rule 14a-8(i)(7) because it was directed at involving the company in the political or legislative process relating to an aspect of the company's operations. It is noteworthy that the Staff's determination regarding this stockholder proposal was challenged by its proponent, the New York City Employees' Retirement System ("NYCERS"), and the Staff's determination that the proposal could be excluded as ordinary business was upheld. *See New York City Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144 (S.D.N.Y. 1992). Judge Patterson, who heard the challenge, noted that "[NYCERS's] [p]roposal as adopted is not limited to corporate policy but seeks to cause the corporation to form national policy," and that "as admirable as [NYCERS's] objectives may be, there is no precedent to support such a proposal . . . ." *Id.* at 147. Likewise, in *International Business Machines Corp. (Tsou)* (avail. Dec. 17, 2008), the Staff concurred that a proposal requiring the company to "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system" was excludable because it "appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." *See also General Motors Corp.* (avail. Apr. 7, 2006) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company petition the U.S. government for improved corporate average fuel economy standards, "lead the effort to enroll the assistance of the Administration and Congress" and the automotive industry to develop a non-oil based transportation system, and spread this technology to other nations); and *International Business Machines Corp.* (avail. Mar. 2, 2000) (concurring in the omission of a proposal requesting that the company prepare a report discussing issues under review by federal regulators and legislative proposals relating to cash balance plan conversions because it was "directed at involving IBM in the political or legislative process").

As with the proposals in the precedent cited above, by seeking to have the Company enter into the political debate on the existence and scope of "the Human Right to Water," the Proposal "is not limited to corporate policy but seeks to cause the corporation to form national [and international] policy" with respect to a specific item of political and legislative action affecting the Company's operations. As discussed above, it is currently a matter of political debate within international organizations as to whether water access should be treated as a human right and as to the legal implications of any such declaration.[5] Likewise, while some countries have endorsed a right to water as a human right, either in their constitutions, in legislation or otherwise, doing so is a matter of debate within other countries where the Company operates. These issues are chronicled on the website of the Second Proponent, which under the caption "The International Human Right to Water" declares that the Second Proponent "works to influence government policies related to environmental justice and mobilize activists to hold government, agencies, and socioeconomic elites accountable for water-rights violations."[6] Thus, by requesting the Company to create and endorse a "comprehensive policy articulating [its] respect for and commitment to the Human Right to Water," the Proposal effectively is asking the Company to publicly endorse a specific position on a political issue.

As noted in the supporting statements to the Proposal, water use issues implicate the Company's ordinary business operations. The Company uses large amounts of water in its semiconductor manufacturing process, is recognized as a leader in water reclamation programs and has won water efficiency awards. For example, the Company received the 2007 U.S. EPA Water Efficiency Leader award for its efforts in reducing, reusing, and recycling water. Thus, the Company devotes significant time and resources to working with the communities in which it operates to address water rights questions, including taking positions on public policy issues that the Company believes are appropriate with its interests. Decisions as to how and whether to participate in the political process by taking an active role in public policy debates involve complex decisions implicating the impact of proposed legislation and legal positions on the Company's business, the use of corporate resources and the interaction of such efforts with other lobbying and public policy communications by the Company. Determining and prioritizing

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5 For example, the article cited at note 4 states, "The [UN Human Rights] Council will address this topic [whether water is a human right] again at its 10th session in 2009. Several human rights and development NGOs will be advocating for the UN Human Rights Council to explicitly refer to the 'right to water and sanitation' as a right contained within the International Covenant on Economic, Social and Cultural Rights. It will be necessary to engage with governments in order to allay their concerns about the implications of the right to water and sanitation."

6 *See* Unitarian Universalist Service Committee, The International Human Right to Water webpage, *available at* http://www.uusc.org/content/international_human_right_water. *See* Exhibit E.

appropriate legislative and policy reforms to advocate on behalf of the Company and assessing the impact of such reforms are matters that consistently have been held to implicate a company's ordinary business operations within the meaning of Rule 14a-8(i)(7).[7] By seeking to have the Company endorse a sensitive political issue that implicates the Company's business operations – whether water is recognized as a human right – the Proposal seeks to require the Company to take a specific position on a matter of national and international policy. Thus, the Proposal is no different from the proposals considered in *International Business Machines Corp. (Tsou)* (avail. Dec. 17, 2008) and *General Motors Corp.* (avail. Apr. 7, 2006), discussed above, thereby implicating the Company's ordinary business operations, and it therefore is excludable under Rule 14a-8(i)(7).

We are aware that the Staff has denied requests under Rule 14a-8(i)(7) to omit numerous stockholder proposals relating to adoption of health care reform principles. *See, e.g., Exxon Mobil Corp.* (avail. Feb. 25, 2008) and *The Boeing Co.* (avail. Feb. 5, 2008). However, while suggesting topics to address, those proposals did not require the companies to adopt a particular position on the political issue. Here, the political issue is the very topic of the Proposal: the existence and scope of a right to water as a human right. For these reasons and consistent with the precedent discussed above, the Proposal is directed at involving the Company in a political and legislative process related to an aspect of its operations and, thus, is excludable pursuant to Rule 14a-8(i)(7).

III. Alternatively, a Portion of the Supporting Statement Is Excludable Because It Is False and Misleading in Violation of Rule 14a-9.

Should the Staff not concur that the Proposal is excludable under the bases set forth above, we respectfully request that the Staff concur in the exclusion of certain portions of the supporting statement in accordance with Rule 14a-8(i)(3) because it contains statements that are materially false or misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits the exclusion or revision of a stockholder proposal or supporting statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9, which prohibits materially false or misleading statements). In SLB 14B, the Staff clarified its views regarding when modification or exclusion

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[7] According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word"; instead, the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998).

of a stockholder proposal or supporting statement is appropriate under Rules 14a-8(i)(3) and 14a-9. Specifically, modification or exclusion is appropriate when, among other things:

- substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable stockholder would be uncertain as to the matter on which she is being asked to vote;

- the company demonstrates objectively that a factual statement is materially false or misleading; or

- statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal or immoral conduct or association, without factual foundation.

While the Staff has established a high standard for exclusion of statements under Rule 14a-8(i)(3) in recent years, we believe that the following portion of the Proposal (the "Portion") meets this standard and accordingly should be excluded:

> The UN High Commissioner for Human Rights has issued a report on the scope of the human rights obligations related to equitable access to safe drinking water and sanitation, and her comments place responsibility for ensuring this level of access not only on governments, but on corporations as well.

The Portion incorrectly states that the UN High Commissioner for Human Rights has placed responsibility for ensuring access to safe drinking water and sanitation on corporations. In fact, in General Comment No. 15, the Commissioner states that the obligation is on governments to set standards for ensuring access to water by third parties, including individuals, corporations and others and does not place responsibility for ensuring access to water directly on corporations. *See* General Comment No. 15.[8] Elsewhere in General Comment No. 15, the

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8 *Available at* http://www.unhchr.ch/tbs/doc.nsf/0/a5458d1d1bbd713fc1256cc400389e94/$FILE/G0340229.pdf, stating at paragraph 23 that "The obligation to *protect* requires State parties to prevent third parties from interfering in any way with the enjoyment of the right to water. Third parties include individuals, groups, corporations and other entities as well as agents acting under their authority."

Commissioner makes only a passing reference to public or private suppliers of drinking water,[9] not to corporations in general and thus not to the Company, which is not in the business of supplying drinking water. Therefore, we believe the Portion is fully excludable under Rule 14a-8(i)(3) as it contains false and misleading statements that violate Rule 14a-9.

IV. The Identical Proposal Is Excludable Because It Was Not Timely Received.

Each of the foregoing bases of exclusion applies equally to the Identical Proposal. In addition, the Identical Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(e)(2) because it was not timely received by the Company. Rule 14a-8(e)(2) provides that a proposal submitted for a regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to stockholders in connection with the previous year's annual meeting. The Company's proxy statement for its 2008 annual meeting was dated and released on April 2, 2008. Pursuant to Rule 14a-5(e), pages 47 and 48 of the Company's proxy statement for its 2008 annual meeting informed stockholders that proposals for the 2009 annual meeting had to be received by December 3, 2008 to be considered for inclusion in the Company's 2009 proxy statement. The Second Proponent mailed the Identical Proposal on December 2, 2008, using the United States Postal Services' second day delivery option. *See* Exhibit B. The Company thus received the Identical Proposal on December 4, 2008, one day after the proper deadline of December 3, 2008. As such, the Identical Proposal is untimely and may therefore be excluded from the Company's 2009 Proxy Materials under Rule 14a-8(e)(2).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

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9 *Id.* at paragraph 27, stating, "Any payment for water services has to be based on the principle of equity, ensuring that these services, whether privately or publicly provided, are affordable for all, including socially disadvantaged groups."

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Irving S. Gomez, Senior Attorney – Legal and Corporate Affairs Group at Intel, at (408) 653-7868.

Sincerely,

Ronald O. Mueller

ROM/mlb
Enclosures

cc: Irving S. Gomez, Intel Corporation
Julie N. W. Goodridge, Northstar Asset Management
Charlie Clements, Unitarian Universalist Service Committee

100572973_10.DOC

EXHIBIT A

RECEIVED
NOV 2 6 2008

NORTHSTAR ASSET MANAGEMENT INC

November 25, 2008

Cary Klafter
Corporate Secretary
Intel Corporation
M/S RNB-4-151
2200 Mission College Blvd.
Santa Clara, CA 95054-1549

Dear Mr. Klafter:

Although we recognize the innovative steps Intel has taken to reduce water consumption, we are concerned about Intel's water usage in communities with diminishing access to clean, safe water for all. With the water crisis ever increasing, we want to ensure that our Company has a comprehensive viewpoint with respect to water.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of 105,357 shares of Intel common stock, we are submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors create a comprehensive policy articulating our company's respect for and commitment to the Human Right to Water.

As required by Rule 14a-8, NorthStar has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

A commitment from Intel to create a human right to water policy will allow this resolution to be withdrawn. We believe that this proposal is in the best interest of Intel and its shareholders.

Sincerely,

Julie N.W. Goodridge
President

Encl.: shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Policy on Human Right to Water

WHEREAS Intel uses vast quantities of water in its semiconductor manufacturing process and operates in water-scarce areas of the world like Israel and the American Southwest.

Water is used to clean silicon wafers during fabrication and packaging. One Intel manufacturing plant in Chandler, AZ uses over 600 million gallons of water per year, while worldwide; Intel reports it used 7.5 billion gallons of water in 2007;

Intel is recognized as a leader in water reclamation programs, has won water efficiency awards, and is known a thoughtful and engaged corporate citizen;

Even though Intel's worldwide water use has increased at a rate less than its production growth (according to the Global Environmental Management Initiative), Intel's water use is still a concern. Because it operates in countries that enforce the Human Right to Water through the assurance of a healthy environment and life as well as in countries that have constitutional provisions protecting this right, its water usage and respect for local communities will remain under scrutiny;

The UN High Commissioner for Human Rights has issued a report on the scope of the human rights obligations related to equitable access to safe drinking water and sanitation, and her comments place responsibility for ensuring this level of access not only on governments, but on corporations as well;

We believe that global corporations operating without strong human rights and environmental policies face serious risks to their reputation and share value if they are seen to be responsible for or complicit in human rights violations, specifically the violation or erosion of the Human Right to Water;

We believe that significant commercial advantages may accrue to our Company by adopting a comprehensive Human Right to Water policy, including enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations, and reduced risk of adverse publicity, consumer boycotts, divestment campaigns, and lawsuits;

BE IT RESOLVED that the shareholders request that the Board of Directors create a comprehensive policy articulating our Company's respect for and commitment to the Human Right to Water.

SUPPORTING STATEMENT

Proponents believe the policy should address potability, volume, physical accessibility and affordability of water. In defining "human rights," proponents suggest that the Board could use the Universal Declaration of Human Rights as a nonbinding benchmark or reference document.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

RMueller@gibsondunn.com

December 8, 2008

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
42376-00006

VIA OVERNIGHT MAIL
Julie N.W. Goodridge
President, Northstar Asset Management
P.O. Box 301840
Boston, MA 02130

Re: Policy on Human Right to Water Stockholder Proposal

Dear Ms. Goodridge:

I am writing on behalf of Intel Corporation (the "Company"), which received on November 26, 2008, a stockholder proposal from Northstar Asset Management (the "Proponent") entitled "Policy on Human Right to Water" for consideration at the Company's 2009 Annual Stockholders' Meeting (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date, the Company has not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must provide sufficient proof of the Proponent's ownership of the requisite number of Company shares as of the date the Proponent submitted the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the

Proponent continuously held the requisite number of Company shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address listed above. Alternatively, you may transmit any response by facsimile to me at (202) 530-9569.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Ronald O. Mueller

ROM/jmh

Enclosure

100568022_1.DOC

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY RESPONSIBLE PORTFOLIO MANAGEMENT

December 10, 2008

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Ave, NW
Washington, DC 20036-5306

Dear Mr. Mueller:

At NorthStar Asset Management, Inc., stocks are held in our client accounts, and the contract we hold with our clients gives us rights of beneficial ownership consistent with the securities laws, namely, the power to vote or direct the voting of such securities and the power to dispose or direct the disposition of such securities.

Please find enclosed a letter from our brokerage, Morgan Stanley, verifying that NorthStar has held the requisite amount of stock in Intel Corporation for more than one year prior to filing the shareholder proposal.

Sincerely,

Mari C. Mather

Mari C. Mather
Assistant for Client Services and Shareholder Advocacy

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Ferncroft Corporate Center
35 Village Road, Suite 601
Middleton, MA 01949

tel 978 739 9600
fax 978 739 9650
toll free 800 730 3326

Morgan Stanley

November 25, 2008

Cary Klafter
Corporate Secretary
Intel Corporation
M/S RNB-4-151
2200 Mission College Blvd.
Santa Clara, CA 95054-1549

Dear Mr. Klafter:

Morgan Stanley acts as the custodian for NorthStar Asset Management, Inc. As of November 25, 2008, Morgan Stanley held on behalf of NorthStar Asset Management, Inc. 105,357 shares of Intel Corporation common stock in its clients' account. Morgan Stanley has continuously held these shares on behalf of NorthStar prior to November 25, 2007.

Sincerely,

Donna K. Colahan
Vice President
Financial Advisor

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT B

RECEIVED
DEC 15 2008

UUSC

December 2, 2008

Cary Klafter
Corporate Secretary
Intel Corporation
M/S RNB-4-151
2200 Mission College Blvd.
Santa Clara, CA 95054-1549

Dear Mr. Klafter:

Although we recognize the innovative steps Intel has taken to reduce water consumption, we are concerned about Intel's water usage in communities with diminishing access to clean, safe water for all. With the water crisis ever increasing, we want to ensure that our Company has a comprehensive viewpoint with respect to water.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, owning the requisite shares of Intel common stock, we are submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors create a comprehensive policy articulating our company's respect for and commitment to the Human Right to Water.

As required by Rule 14a-8, UUSC has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

A commitment from Intel to create a human right to water policy will allow this resolution to be withdrawn. We believe that this proposal is in the best interest of Intel and its shareholders.

Sincerely,

Charlie Clements
President and CEO

Encl.: shareholder resolution

UNITARIAN UNIVERSALIST SERVICE COMMITTEE
689 Massachusetts Avenue • Cambridge, MA 02139-3302 • 617-868-6600 • fax: 617-868-7102 • www.uusc.org

Policy on Human Right to Water

WHEREAS Intel uses vast quantities of water in its semiconductor manufacturing process and operates in water-scarce areas of the world like Israel and the American Southwest.

Water is used to clean silicon wafers during fabrication and packaging. One Intel manufacturing plant in Chandler, AZ uses over 600 million gallons of water per year, while worldwide; Intel reports it used 7.5 billion gallons of water in 2007;

Intel is recognized as a leader in water reclamation programs, has won water efficiency awards, and is known a thoughtful and engaged corporate citizen;

Even though Intel's worldwide water use has increased at a rate less than its production growth (according to the Global Environmental Management Initiative), Intel's water use is still a concern. Because it operates in countries that enforce the Human Right to Water through the assurance of a healthy environment and life as well as in countries that have constitutional provisions protecting this right, its water usage and respect for local communities will remain under scrutiny;

The UN High Commissioner for Human Rights has issued a report on the scope of the human rights obligations related to equitable access to safe drinking water and sanitation, and her comments place responsibility for ensuring this level of access not only on governments, but on corporations as well;

We believe that global corporations operating without strong human rights and environmental policies face serious risks to their reputation and share value if they are seen to be responsible for or complicit in human rights violations, specifically the violation or erosion of the Human Right to Water;

We believe that significant commercial advantages may accrue to our Company by adopting a comprehensive Human Right to Water policy, including enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations, and reduced risk of adverse publicity, consumer boycotts, divestment campaigns, and lawsuits;

BE IT RESOLVED that the shareholders request that the Board of Directors create a comprehensive policy articulating our Company's respect for and commitment to the Human Right to Water.

SUPPORTING STATEMENT

Proponents believe the policy should address potability, volume, physical accessibility and affordability of water. In defining "human rights," proponents suggest that the Board could use the Universal Declaration of Human Rights as a nonbinding benchmark or reference document.

EXHIBIT C

Water for the Ages



← Global Water Grants - You decide who gets 'em! Barcelona Imports Water from France (no, not Perrier) →

UN Human Rights Council votes against water as a human right...

May 11, 2008 · 2 Comments

During meetings in March 2008 of the , Germany and Spain proposed a resolution to identify water as a global human right. Canada and the United States refused to pass this resolution because of wording that defined water as a human right.

The United States and Canada were concerned the inclusion of water as a 'human right' would interfere with the North American Free Trade Agreement (NAFTA) according to Food and Water Watch. NAFTA *"defines water as a good and an investment"* as highlighted by Water Wired. The identification of water as a human right could possibly hinder future import/export of bulk water between the two nations.

So, to satisfy the United States and Canada, the UN Human Rights Council deleted all phrases in the document stating "right to water and sanitation," and replaced the phrases with "Human Rights and access to safe drinking water and sanitation." The Council also voted for an 'Independent Expert' to investigate the *"issue of human rights obligations related to access to safe drinking water and sanitation"* over the next three years.

Water: Property or Human Right? - World Economic Forum 2006

EXHIBIT D

UN Human Rights Council moves forward on the right to water and sanitation

On 28 February 2008, the UN Human Rights Council, the primary United Nations body for human rights issues adopted by consensus a resolution on 'Human Rights and access to safe drinking water and sanitation.' Through this resolution, the Council established a new 'Independent Expert on the issue of human rights obligations related to access to safe drinking water and sanitation.' The Independent Expert will work for 3 years on two primary tasks. First, to identify, promote and exchange on best practices related to access to safe drinking water and sanitation, and, in that regard, to prepare a compendium of best practices; and second, to carry out further clarification of the content of human rights obligations, including non-discrimination obligations, in relation to access to safe drinking water and sanitation.

The Human Rights Council also made an important legal statement:
"Emphasizing that international human rights law instruments, including the Covenant on Economic, Social and Cultural Rights, the International Convention on the Elimination of All Forms of Discrimination against Women and the Convention on the Right of the Child, entail obligations in relation to access to safe drinking water and sanitation." This statement clearly indicates that all governments are bound by human rights obligations to ensure access to safe drinking water and sanitation for all. The resolution is available at www.cohre.org/water (>New Developments) or from the web-site of the Office <http://ap.ohchr.org/documents/E/HRC/resolutions/A_HRC_7_L_16.doc> of the High Commissioner for Human rights.

The resolution was not as strong as it might have been, as it did not explicitly refer to the 'right to water and sanitation.' This is more relevant as a political rather than legal matter, since human rights obligations of governments to ensure access to water and sanitation imply a corresponding right of individuals to water and sanitation. In informal sessions on this resolution attended by government and NGOs, Canada and the United States requested removal of explicit references to the right to water and sanitation. The United Kingdom expressed its support for the right to water, but stated that it did not recognise the right to sanitation. A number of other countries expressed concerns with the particular formulation used to describe the right, but did not request its removal. Given that only one country - Canada - has thus far voted against references to the right to water and sanitation, it is likely that a resolution containing explicit references to the right to water and sanitation would have been adopted by the Council with a strong majority in favour. However, in order to maintain consensus, the sponsors of the resolution decided not to include references to the 'right to water and sanitation' in the resolution.

It is unfortunate that a small number of States are attempting to move away from previous statements in which they had recognised access to water and sanitation as a right. At two UN world conferences, the International Conference on Population and Development, Cairo, 1994 (in which 177 States participated) and the Second United Nations Conference on Human Settlements (Habitat II), Istanbul, 1996 (in which 171 States participated), the community of States - including Canada, the United States of America, the United Kingdom - unanimously adopted international declarations which stated that the right to an adequate standard of living includes water and sanitation, in addition to food, clothing and housing. The Mar del Plata Declaration of the UN Water Conference, 1977 also recognised the right to water. The 118 members of the Non-Aligned Movement and the 43 members of the Council of the Europe recognised the right to water respectively in 2006 and 2001. The Asia-Pacific Water Forum, composed of 37 Asian countries recognised the right to drinking water and sanitation in 2007. (For more information see the COHRE position paper: 'The Human Right to Water and Sanitation: Legal basis, Practical Rationale and Definition' available at www.cohre.org/water > Resources and Articles).

Although the Council did not proceed as far as it could have, its creation of an Independent Expert mechanism and clear recognition of human rights obligations relating to water and sanitation are important breakthroughs.

The resolution firmly places the right to water and sanitation on the Council agenda. The sponsors and the more than 40 co-sponsors of the resolution should be congratulated for their contributions to the success of this important initiative.

The Council will address this topic again at its 10th session in 2009. Several human rights and development NGOs will be advocating for the UN Human Rights Council to explicitly refer to the 'right to water and sanitation' as a right contained within the International Covenant on Economic, Social and Cultural Rights. It will be necessary to engage with governments in order to allay their concerns about the implications of the right to water and sanitation (see for example, a response to the Canadian government's position on the right to water and sanitation, available at www.cohre.org/water > New Developments).

COHRE and the Ecumenical Water Network will also establish a distribution list to keep interested NGOs, academics and national human rights institutions informed of progress on this Council initiative. Messages will be limited to once or twice a month, and weekly during the Human Rights Council sessions. If you would like to be added to this distribution list, please send a message to Maike Gorsboth (mgo@wcc-coe.org), indicating your name, organisation and country.

Contact information	Ashfaq Khalfan, Coordinator, Right to Water Programme, Centre on Housing Rights and Evictions (COHRE) (email: ashfaq@cohre.org)
News type	Inbrief
File link	http://www.cohre.org/water
Source of information	Centre on Housing Rights and Evictions (COHRE)
Keyword(s)	right to water and sanitation
Subject(s)	DRINKING WATER , DRINKING WATER AND SANITATION : COMMON PROCESSES OF PURIFICATION AND TREATMENT , RIGHT , SANITATION -STRICT PURIFICATION PROCESSES
Geographical coverage	International
News date	31/03/2008
Working	ENGLISH

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT E



The International Human Right to Water


STOP

UUSC's Environmental Justice Program seeks to promote and defend the human right to water. To achieve this goal, UUSC supports civil society and grassroots groups in the struggle against water privatization and depletion and promotes citizen involvement in the utilization and management of water as a common resource. UUSC works to influence government policies related to environmental justice and mobilize activists to hold government, agencies, and socioeconomic elites accountable for water-rights violations.

Recently, our partners in Tanzania,South Africa, and Ecuador have won amazing victories in the defense and promotion of the human right to water. Through itsColor of Water Project, our partner Massachusetts Global Action (MGA) in Boston has done extensive research on the human right to water, including challenging the disproportionate number of water shutoffs in low-income areas of Boston. With the launch of its local campaign, MGA plans to release a full report in April 2008.

Featured stories about the international human right to water



Right to Water May Soon Be Law in Ecuador!

Ecuadorians won a major victory on July 25, 2008, when provisions to enshrine the human right to water were approved for Ecuador's new draft constitution, which will be put to a national vote in September.



Victory for Water Rights in Tanzania

Water and human rights are inextricably linked, a fact that the people of Tanzania know all too well. The Tanzanian government chose to privatize the water system, and in 2003 a subsidiary of the British corporation Biwater was granted a water concession in Dar Es Salaam. But under Biwater, the water situation only deteriorated.

Environmental Justice home

The International Human Right to Water home

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